Exhibit 99(B)
NEW DIVIDEND POLICY Q&A
(February 2006)
What is the Company’s current dividend policy?
Our current policy is to pay a modest, increasing cash dividend. Under this policy, we have paid a quarterly dividend of $.03 per share since the 3rd quarter of 2004 (representing an annual dividend yield of approximately .11% as of the close of trading on 2/23/06). We anticipate that our current policy will remain in effect throughout 2006.
When will the new dividend policy go into effect?
As announced, the new policy will go into effect in 2007. This means that our current quarterly dividend will be discontinued after the 4th quarter of 2006. The initial dividend under the new policy for calendar year 2007 will be paid at or shortly after the end of 2007.
How does this new dividend policy differ from the current policy?
As with many companies, our current policy is to pay a consistent quarterly dividend, although the quarterly rate may be changed from time to time. Our variable “Gainshare” dividend, on the other hand, will be different in two ways:
•	First, the dividend will be paid in a lump sum on an annual basis, not quarterly; and

•	Second, it will change in amount from year to year, perhaps significantly, depending upon the Company’s underwriting performance (i.e., from insurance operations) during each year and potentially upon changes in the target percentage of underwriting profit that is selected annually by our Board of Directors. Each of these factors is discussed in more detail below.
How will the dividend be determined under the new policy?
The amount of the dividend will be determined by using a calculation that is very similar to our Gainsharing program for determining annual cash bonuses for employees, as summarized by the following formula and further explained by the subsequent questions:

Gainshare (GS)		Shareholder GS		Annual after-tax		Shareholder GS
Factor	X	Target	X	underwriting income	=	Payout
The aggregate shareholder payout will then be divided by the number of Common Shares outstanding to determine a per share dividend amount. Investors should note, however, that although this formula will produce a dividend calculation, the Board of Directors has final discretion regarding whether or not to declare the dividend and the amount of the dividend.
What is the “Shareholder GS Target” and how will it be determined?
The Shareholder GS Target will be expressed as a percentage of after-tax underwriting income and will be selected by the Board of Directors at the beginning of each year. The selected target will be communicated to shareholders and to the public in an appropriate manner. This target percentage multiplied by our annual after-tax underwriting income for the year will produce a target dollar amount that will constitute the dividend payout if the Gainshare Factor is a 1.0 (see below for more information on the Gainshare Factor). Only underwriting income (i.e., income from our insurance operations) will be included in the calculations; investment and other service income will be excluded. The Shareholder GS Target may vary from year to year. Shareholders should note that, since this calculation is based on our underwriting income, the amount of the ultimate dividend may change materially from year to year and, if we experience a year without underwriting income, no dividend will be paid. The Board currently anticipates setting a Shareholder GS Target of 20% for 2007; however, the final decision will be made by the Board towards the end of 2006.
What is the “Gainshare Factor” and how will it be determined?
Consistent with the Company’s Gainsharing program for annual cash bonuses for employees, the Gainshare Factor is a performance score for the Company’s “Core Business,” which is currently defined to include the Drive Insurance, Progressive Direct and Commercial Auto businesses. This performance score can vary between 0 and 2 in any given year depending upon the growth and profitability performance of the Core Business for that year. This means that the amount of the dividend can vary from 0 to 2 times the target amount. A score of 1.0, by our definition, means that the Company has satisfied core profitability and growth targets for the year.
To calculate the Gainshare Factor for the Core Business, the performance of each business unit will be evaluated separately in comparison to specified measures of profitability and growth that are established by the Board, or one of its Committees, early each year. This analysis will produce a score for each business unit, which will then be weighted according to their respective contributions to premiums earned, resulting in an overall Gainshare Factor for the Core Business. The profitability and growth measures considered in determining the performance scores for the business units will involve sensitive judgments about the Company’s individual businesses and, because of this, we anticipate that we will not publish the details of these performance standards. Instead, starting in 2007, we will publish the then current Gainshare Factor with our monthly financial releases, to allow shareholders and the public to have up-to-date information on the development of the potential dividend payment.
Although it is difficult to generalize how the Gainshare Factor will operate in the future, we have experience with our employee Gainshare plans that may provide some guidance for shareholders:
•	Shareholders should realize that the performance score can be “0” in a given year, resulting in no dividends paid, just as most employees did not receive a cash bonus in 2000 when the Gainshare Factor was 0.

•	The identity of the components of the Company’s Core Business and the method of calculating the Gainshare Factor may be changed by the Board from year to year as our business develops. Accordingly, a Gainshare Factor and dividend paid for one year may not be directly comparable to the Gainshare Factor and dividend for another year.

•	Our employee Gainshare plans have been in place for 12 years. Since that time, the Gainshare Factor has been as high as 2.0 (the maximum) and, as indicated above, as low as 0. The average score over the 12-year period has been about 1.4. Similar results, however, cannot be guaranteed in the future.

Why is the Company changing its dividend policy?
President & CEO Glenn Renwick’s Letter to Shareholders, which is now available on our Web site at progressive.com/annualreport, speaks more fully to this question. As he states, we believe that this new dividend policy will be an effective additional tool in regulating our accumulation of capital beyond what we need to support our business objective of profitable growth and for returning capital to shareholders when it is most appropriate to do so.
Our Gainshare Factors are designed to reward employees and (starting in 2007) shareholders in years when we enjoy profitable growth, while preserving capital when we need it most and during periods in which we do not achieve our financial objectives. In periods when we fail to meet our growth and/or profitability targets, we will not make large cash payments to either group. As a result, our new dividend policy will be more aligned with our business model and our internal compensation plans and performance management incentives, thus further aligning employee and shareholder interests.
Will the Board of Directors retain the discretion to modify or suspend the dividend to be paid under the new policy in any given year?
Yes, consistent with current practice, the Board of Directors must make the final decision. Each year the Board will decide, based on all of the facts and circumstances then presented, whether or not to declare a dividend and, if the Board determines that a dividend is appropriate, the amount of the dividend. Although we expect that the calculation described above, except in extraordinary cases, will be the basis of our annual dividend payments for 2007 and beyond, the Board must retain this discretion to act in the best interests of the Company and its shareholders.
What effect will the variable dividend program have on your monthly financial statements?
The variable dividend program will have no direct effect on net income or earnings per share. In the period the dividend is declared by the Board, the Company will recognize a reduction in shareholders’ equity consistent with the treatment of dividends under the current policy.
What will be the federal income tax consequences of the variable dividend for individual shareholders?
Generally (under Federal laws and regulations in effect in February 2006), we expect that an individual shareholder receiving our variable dividend would pay Federal income taxes at the same rate as the individual currently pays on our regular quarterly dividend. Corporate and foreign taxpayers may be subject to different rules. Federal tax laws, regulations and interpretations are subject to change, however, so shareholders should consult with personal tax advisors for additional information.
Could changes in the taxation of dividends under Federal law change the Company’s view of its dividend policy?
Yes. The Company views its new dividend policy as an attractive additional way to manage the accumulation of capital and provide a return to shareholders based, in part, on current Federal dividend tax policy. If the Federal tax rules relating to dividends were to change, the Company could reconsider the new dividend policy and would have the discretion to change or terminate the policy at any time.

Will the Company continue to repurchase its shares?
The new dividend policy is just one method that the Company has to return capital to shareholders when the circumstances are appropriate. Subject to the Boards’ approval, the Company will continue to have the discretion under our capital management policies to repurchase our shares when warranted in view of the Board’s and management’s assessment of our capital needs, business prospects and share price. At a minimum, we will continue to repurchase sufficient shares to prevent dilution from restricted stock grants in the year in which those grants are awarded. It is also the current intention of the Board that the Company will continue repurchasing shares as a primary tool for returning capital that is not needed in the business to shareholders.